FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of July 2006.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	[Nomura Announces Issuance of Stock Acquisition Rights for Stock Option Plan]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: July 6, 2006	By:	/s/ Tetsu Ozaki
Tetsu Ozaki
Senior Managing Director

Nomura Announces Issuance of Stock Acquisition Rights for

Stock Option Plan

Tokyo, July 6, 2006—Nomura Holdings, Inc. (the “Company”) today announced that its Group Executive Management Committee* has approved the issuance of stock acquisition rights in conjunction with the Company stock option plan. The issuance is in accordance with Articles 236, 238 and 239 of the Corporation Law of Japan as well as a resolution passed at the 102nd Ordinary General Meeting of Shareholders held on June 28, 2006.

The stock acquisition rights will be used as a means of both enhancing performance-based incentives for directors, executive officers and employees of the Company, for directors, executive officers, statutory auditors and employees of subsidiaries of the Company, as well as in order to acquire talented personnel. Complete details of the issuance are found on the following pages.

The number of stock acquisition rights to be granted to individual directors and executive officers of the Company shall be determined in accordance with the applicable Compensation Committee resolution.

*	The Group Executive Management Committee consists of a number of representative executive officers and, via Board of Directors resolution, decides important business matters including the issuance of stock acquisition rights.

Ends

For further information please contact:

Name	Company	Telephone
Hiroshi Imamura Larry Heiman	Nomura Securities Co., Ltd. Corporate Communications Dept., Nomura Group Headquarters	81-3-3278-0591

Notes to editors:

The Nomura Group

Nomura is a global financial services group dedicated to providing a broad range of financial services for individual, institutional, corporate and government clients. The Group offers a diverse line of competitive products and value-added financial and advisory solutions through its global headquarters in Tokyo, 134 branches in Japan, and an international network in 29 countries; with regional headquarters in Hong Kong, London, and New York. The Group’s business activities include investment consultation and brokerage services for retail investors in Japan, and, on a global basis, brokerage services, securities underwriting, investment banking advisory services, merchant banking, and asset management. For further information about Nomura please visit our website at www.nomura.com.

Details of Stock Acquisition Rights

1.	Name of Stock Acquisition Rights

Nomura Holdings, Inc., Stock Acquisition Rights (No.11)

2.	Total Number of Stock Acquisition Rights to be Issued

18,320 stock acquisition rights

3.	Number of Stock Acquisition Rights Grantees

A total of 551 directors, executive officers and employees of the Company and directors, executive officers, statutory auditors and employees its subsidiaries.

(Allocation of Stock Acquisition Rights)

Classification of Grantees	Total Number of Grantees	Allocation Standard of Stock Acquisition Rights Per Head	Total Allocation of Stock Acquisition Rights
Directors (excluding Outside Directors) and Executive Officers	15	20 – 100	880
Outside Directors	4	20	80
Employees	1	30	30
Directors, Executive Officers, Statutory Auditors and Employees of its Subsidiaries	531	30 – 100	17,330

Total	551	—	18,320

The number of Stock Acquisition Rights per head is the planned allocation amount. Should the allocated number of stock acquisition rights allocated reduce due to grantees not applying or other reasons, the revised number of Stock Acquisition Rights will be issued.

4.	Amount to be Paid in Upon Issuance of Stock Acquisition Rights

No payment shall be required.

5.	Allocation Date of Stock Acquisition Rights

July 14, 2006

6.	Details of Stock Acquisition Rights

(1)	Type / Number of Shares Under Stock Acquisition Rights

The number of shares under a Stock Acquisition Right (the “Number of Shares under a Stock Acquisition Rights”) shall be 100 shares of common stock of the Company.

If the shares are split (including allocation without charge of common stock of the Company, the same shall apply hereinafter) or consolidated after the issuance of the Stock Acquisition Rights, the number of shares under the unexercised stock acquisition rights at the time of the stock-split or stock-consolidation shall be adjusted in accordance with the following formula. Any fraction of less than one (1) share resulting from the adjustment shall be disregarded.

Adjusted Number of Shares =	Number of Shares	×	Ratio of Split
	Before Adjustment		or Consolidation

If new shares of common stock are issued or the shares held by the Company are disposed of at a price below the market price of the shares of common stock of the Company (excluding any exercise of stock acquisition rights and any request for the purchase of additional less-than-a-full-unit shares) or the Company issues any securities or stock acquisition rights which are to be converted or to be convertible to the common stock of the Company (including those attached to bonds with stock acquisition rights) and which enable the holders thereof to request the delivery of the common stock of the Company, the number of shares under the stock acquisition rights shall be adjusted in accordance with the following formula. Any fraction of less than one (1) share shall be disregarded.

Adjusted Number of Shares =	Number of Shares Before Adjustment	×	Exercise Price Before Adjustment Adjusted Exercise Price

Please refer to (2) for the adjusted exercise price.

In addition to the above, after the issuance of the stock acquisition rights, in the event of a merger of the Company with another company, company split or capital reduction of the Company or in any other similar event where an adjustment of the number of shares shall be required, the Company may appropriately adjusted the number of the shares to a reasonable extent.

(2)	Value of assets financed upon the exercise of the Stock Acquisition Rights, or the method of calculating such value

The value of assets to be financed upon the exercise of the Stock Acquisition Rights shall be the amount per share to be issued or transferred by the exercise of the Stock Acquisition Rights (the “Exercise Price”) multiplied by the Number of Shares under the Stock Acquisition Rights. The Exercise Price shall be an amount equal to the product of (i) the higher price of either the average of the daily closing price of the common stock of the Company in regular transactions at the Tokyo Stock Exchange, Inc. in June 2006 (excluding dates on which no trade is made) are issued or the closing price of the common stock of the Company in regular transactions at the Tokyo Stock Exchange, Inc. on the issuance date (if there is no closing price on the issuance date, the most recent closing price prior to the issuance date shall apply), (ii) multiplied by 1.05. Any fraction of less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

If the shares are split or consolidated after the issuance of the Stock Acquisition Rights, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price =	Exercise Price	×	1
	Before Adjustment		Ratio of Split or Consolidation

If new shares of common stock are issued or the common stock held by the Company is disposed of at a price below the market price of the common stock of the Company (excluding any cases of the exercise of stock acquisition rights and any request for the purchase of additional less-than-a-full-unit shares), the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price Before Adjustment	×	Number of Outstanding Shares	+	Number of Newly Issued Shares	×	Paid-in Amount per Share
Market Price per Share
Number of (Outstanding + Newly Issued) Shares

If the common stock of the Company held by the Company is disposed of, “Number of Newly Issued Shares” in the formula above shall read “Number of Shares of Common Stock of the Company to be Disposed of,” and “Paid-in Amount per Share” in the formula above shall read “Disposal Value per Share.”

In addition to the above, after the issuance of the stock acquisition rights, in the event of a merger of the Company with another company, a company split, a capital reduction of the Company, or any similar case in which an adjustment of the Exercise Price is required, the Company may appropriately adjust the Exercise Price to a reasonable extent.

(3)	Exercise Period of Stock Acquisition Rights

From July 7, 2008 to July 6, 2013

(4)	Matters Concerning Capital and Capital Reserves that will Increase if Shares are Issued by the Exercise of Stock Acquisition Rights

1)	The amount by which the capital will increase if shares are issued by the exercise of the Stock Acquisition Rights will be half of the amount of the limit on increase of capital, etc. calculated in accordance with Article 40(1) of the Corporate Calculation Rules, and any fraction of less than one (1) yen as a result of calculation shall be rounded up to the nearest yen.

2)	The amount by which capital reserves will increase if shares are issued by the exercise of the Stock Acquisition Rights shall be the amount of the limit on increase of capital, etc. as stated in 1) above less the amount of capital to be increased as prescribed in 1) above

(5)	Restriction on the Acquisition of Stock Acquisition Rights by Transfer

Approval by the Board of Directors shall be required for the acquisition of the Stock Acquisition Rights by transfer.

(6)	Conditions for the Exercise of Stock Acquisition Rights

1)	Stock acquisition rights may not be exercised partly.

2)	The holder of stock acquisition rights (the “Optionee”) must satisfy all of the following conditions:

i)	The Optionee maintains the position of director, executive officer or employee of the Company or a company (hereinafter referred to as the “Company’s Subsidiary”), a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company, during the time between the grant of the stock acquisition rights and exercise of the stock acquisition rights. The Optionee is deemed to maintain the position of a director, executive officer or employee of the Company or the Company’s Subsidiary in cases where the Optionee loses this position on account of either of the following situations:

a)	When the Optionee is a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)	When the Optionee is an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.

ii)	The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following categories:

a)	The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b)	There is any other reason similar to a).

3)	Regarding successors of the Optionee, the Optionee must have satisfied both conditions in 2. i) and ii) above immediately prior to the occurrence of succession.

(7)	Events for Acquisition of Stock Acquisition Rights

When the Ordinary General Meeting of Shareholders approves a merger agreement in which the Company is to be the extinguished company or a share exchange agreement or share transfer proposal in which the Company is to become a wholly owned subsidiary, the Company may acquire the stock acquisition rights for no value on a day separately determined by the Board of Directors of the Company or an executive officer designated by resolution of the Board of Directors.

(8)	Any fractions of less than one (1) share out of the shares to be issued or transferred to a person owning the stock acquisition rights who has exercised stock acquisition rights shall be disregarded.